U.S. SEC File # 82-4689

MOUNT REAL

04030268

SUPPL

FOR IMMEDIATE RELEASE

The Toronto Stock Exchange
Symbol: MRF

MOUNT REAL REPORTS FIRST QUARTER RESULTS

MONTREAL, Quebec, May 11, 2004 – Mount Real Corporation ("Mount Real") today announced its financial results for the first quarter ended as at March 31, 2004.

Revenues for the three months ended March 31, 2004 were $9,449,535, a decrease of 6% as compared to $10,103,777 for March 31, 2003.

Net earnings for the three months ended March 31, 2004 were $3,089,786, an increase of 41% compared to $2,194,947 for the same period in 2003. Adjusted earnings per share for the quarter were $0.34, based on the weighted-average number of shares totaling 8,975,589 compared with the adjusted earnings per share of $0.25 for the same period in 2003 based on the weighted-average number of shares of 8,948,081.

Joseph Pettinicchio, President of Mount Real stated: "Despite the continued weakness in the US dollar and the culmination of certain less profitable programs, we are pleased with the financial results for the first quarter. We expect new programs introduced in 2003 to have a positive impact on revenues going forward."

Also announced today was the appointment of Catherine Dine as the new Chairperson of the Board of Directors and Paul D'Andrea as Chief Financial Officer of the Corporation.

Catherine Dine commented: "I would like to express thanks to Bob Laflamme on behalf of the board and management for his extraordinary support and contribution to Mount Real as Chairman for the last seven years. Fortunately his involvement will continue as both a Director and as a resource that I will call upon in my new role as Chair."

Mount Real's business is management accounting, information management and media services. Mount Real uses "TMI" Tactics Marketing Intelligence, a business intelligence system, for the management of proprietary and non-proprietary consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

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Source: Lino P. Matteo
Chief Executive Officer

General Information: Kelly Leonard
Tel.: (514) 762-2500
Fax: (514) 762-6535
Web Site: www.mountreal.com
Email: kelly@mountreal.com

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